

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 17, 2023

Simon Ho
Principal Executive Officer
ConvexityShares Trust
7 Roszel Road, Suite 1A
Princeton, NJ 08540

   **Re: ConvexityShares Trust**
     **Post-Effective Amendment No. 2 to**
     **Registration Statement on Form S-1**
     **Filed May 16, 2023**
     **File No. 333-256463**

Dear Simon Ho:

  We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Post-Effective Amendment No. 2 to Registration Statement on Form S-1

General

1.  Refer to your response to comment 2. Please revise your disclosure on your cover page and throughout, including the prospectus summary and risk factors to disclose how the Leveraged Fund's investors could lose all of their money based upon single day movements in the Index. In this regard, we note your website states that "[i]f the Index declines by more than 66.67% on a given trading day, the Leveraged Fund's investors would lose all of their money" and that "[t]his would be the case with any such single day movements in the Index, even if the Index maintains a level greater than zero at all times."

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Sonia Bednarowski at 202-551-3666 or Sandra Hunter Berkheimer, Legal Branch Chief, at 202-551-3758 with any questions.


           Sincerely,

           Division of Corporation Finance
           Office of Crypto Assets